Exhibit 4.9

Summary of Addendum to Lease Agreement (the “Lease Agreement”), dated October 21,
2020, between Silicom Denmark A/S and Svanestræde Aps (the "Lessor")

Note: this Summary does not contain a full or direct translation of the terms of the original Danish language agreement and is intended solely as a general presentation of the agreement.

Leased Premises

388 square meters (gross) located at the 2nd floor and part of the 3rd floor of Poppelgårdvej 11, Søborg, Denmark (the "Premises").

Note: this is in addition to a lease agreement and addendums for approximately 1,400 square meters that Silicom Denmark has been leasing in the same property since 2010, the terms of which shall also apply to this Lease Agreement.

Lease Commencement and Term

1)	The Lease will commence on November 1, 2020.

Purpose of Lease

2)	The Premises shall be used for office purposes only.

Rental Payments

1)	2nd floor - Monthly rent payment of DKK 27,483 plus VAT.

2)	The monthly payment for the entire leased area, which amounts to approximately 1800 square meters, is DKK 99,165 plus VAT.

Other Payments

1)	During the term of the Lease Agreement, we will be responsible for payments with respect to various operating costs.

Use and Preservation of Premises; Liability

1)	We will be responsible for all internal maintenance and required repairs of the Premises.

2)
We will be liable for any injury, damage or loss caused by us to the Premises or any other person or corporation, resulting from the holding and/or using the Premises or any other action or omission by us or someone on our behalf.

3)	We will be responsible for the current maintenance of the Premises and will make the repairs for the damages for which we are responsible under the Lease.

4)	We will not make any changes in the Premises without the Lessor's prior written permission.

Taxes and Licenses

1)	We will pay all taxes and fees related to the Premises.

2)	We will be responsible for procuring any necessary licenses from the authorities.

3)	We are liable for VAT, or any other taxes required on any and all payments required under the Lease Agreement, including electricity, heat, water, cleaning, and other services.

General

1)	We may not assign or transfer our rights pursuant to the Lease Agreement without the prior written consent of the Lessor. We may not put a lien or pledge on the property.

2)	We may only use the Premises exactly as outlined in the Lease Agreement.

Insurance and Indemnity

1)	The landlord is responsible for building and fire insurance.

2)
We are liable for any injury of any kind to third parties related to our use of the Premises or relating to business operations and will indemnify the Lessor and/or their management company for any loss, litigation or obligation incurred due to injuries to third parties, including for attorneys' fees related to same.

Termination of the Lease Agreement

1)	The Lease can be terminated with 6 months written notice.

2)
If the Lease Agreement is terminated according to certain Danish law provisions (Section 69 of the Commercial Rent Act), we will need to vacate the Premises immediately after the termination is recognized as legal, and we will be obligated to continue paying our rent per the Lease Agreement, until the Lessor has leased the Premises to another party.

Deposit

1)	We are required to provide a deposit equal to four (4) months of rental payments.